VIZSLA SILVER ANNOUNCES $20 MILLION BOUGHT DEAL FINANCING

NOT FOR DISSEMINATION IN THE US OR THROUGH US NEWSWIRE SERVICES

Vancouver, British Columbia (November 7, 2022) - Vizsla Silver Corp. (TSX-V: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla Silver" or the "Company") is pleased to announce that it has entered into an agreement with PI Financial Corp. as co-lead underwriter and joint bookrunner on its own behalf and on behalf of a syndicate of underwriters (the "Underwriters") including Canaccord Genuity Corp. as co-lead underwriter and joint bookrunner, pursuant to which the Underwriters have agreed to purchase, on a "bought deal" basis, 13,800,000 units of the Company (the "Units"), at a price of $1.45 per Unit (the "Offering Price") for gross proceeds of $20,010,000 (the "Offering").

Each Unit shall consist of one common share in the capital of the Company (a "Common Share") and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant shall be exercisable into one common share of the Company (a "Warrant Share") for a period of 24 months from closing at an exercise price of $2.00 per Warrant Share.

The Company has granted the Underwriters an option, exercisable at the Offering Price for a period of 30 days following the Closing Date (as defined herein), to purchase up to an additional 15% of the number of Units sold under the Offering to cover over-allotments, if any and for market stabilization purposes. The Offering is expected to close on or about November 15, 2022 (the "Closing Date") and is subject to the Company receiving all necessary regulatory approvals.

The net proceeds of the Offering will be used to advance the exploration and development of Panuco, including the delivery of a resource update in the fourth quarter of 2022, as well as for working capital and general corporate purposes.

The Units will be offered by way of a prospectus supplement in each of the Provinces of Canada (other than the Province of Quebec) and may also be offered by way of private placement in the United States and such other jurisdictions as agreed between the parties.

The securities to be offered pursuant to the Offering have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act") or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, United States persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About the Panuco Project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 6,761-hectare, past producing district benefits from over 86 kilometres of total vein extent, 35 kilometres of underground mines, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related tosiliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

Panuco hosts an estimated in-situ indicated mineral resource of 61.1 Moz AgEq and an in-situ inferred resource of 45.6 Moz AgEq. A NI 43-101 technical report, titled "National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico" was filed on SEDAR on April 7, 2022, with an effective date of March 1, 2022 was prepared by Tim Maunula, P.Geo., Principal Geologist, T. Maunula & Associates Consulting Inc. and Kevin Murray, P.Eng, Manager Process Engineering, Ausenco.

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico.

To date, Vizsla Silver has completed over 210,000 metres of drilling at Panuco leading to the discovery of several new high-grade veins. For 2022, Vizsla Silver has budgeted over 120,000 metres of resource/discovery-based drilling, designed to upgrade, and expand the maiden resource as well as test other high priority targets across the district.

For more information and to sign-up to the mailing list, please contact:

Michael Konnert, President and Chief Executive Officer
Tel: (604) 364-2215
Email: info@vizslasilver.ca
Website: www.vizslasilvercorp.ca

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward‐Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward‐looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward‐looking statements or information. These forward‐looking statements or information relate to, among other things: the intended use of proceeds from the Offering, the expected closing date of the Offering, and publication of a resource update in the fourth quarter of 2022.

Forward‐looking statements and forward‐looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla Silver, future growth potential for Vizsla Silver and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold and other metals; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla Silver's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla Silver's current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward‐looking statements or forward-looking information and Vizsla Silver has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla Silver's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward‐looking statements or forward-looking information. Although Vizsla Silver has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla Silver does not intend, and does not assume any obligation, to update these forward‐looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.